SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
__________
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For July 2, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURE

This Report contains a copy of the following:
(1) The Press Release issued on July 2, 2007.

Amsterdam • 2 July 2007
ING agrees to buy back preference shares from Fortis
ING Group has reached an agreement with Fortis Insurance Netherlands to purchase 28,172,583 “A” preference shares of ING at a price of EUR 3.618175 per share, or EUR 101,933,335.50 in total, representing approximately 5.55 % of the share capital of ING Groep NV. The purchase of the “A” preference shares is not related to the ongoing share buy back programme of (depositary receipts for) ordinary shares.
The purchase price agreed with Fortis is approximately EUR 0.55 higher than the closing price on Friday 29 June 2007 for the “A” preference shares on the Amsterdam Stock Exchange, where they trade with a limited volume of approximately 3,000 shares per day on average. ING is of the opinion that EUR 3.618175 is a fair price, representing the equivalent to a yield of 50 basis points above the comparable government bond on a pre-tax equivalent basis, which is roughly in line with the yield on ING’s hybrid capital instruments. Also, the price agreed is well within the limit set by the annual general meeting of shareholders on 24 April 2007.
ING has a standing mandate from the AGM to buy back preference shares. The preference shares repurchased will be cancelled.
The transaction will have no significant impact on ING Group’s earnings or key ratios.

Press enquiries:
Carolien van der Giessen, ING Group, +31 20 541 6522,
carolien.van.der.Giessen@ing.com
ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:/s/ H. van Barneveld

H. van Barneveld
General Manager Corporate Control & Finance

By: /s/ C. Blokbergen

C. Blokbergen
Corporate Legal Department
Head Legal Department
Dated: July 2, 2007